EXHIBIT 99.3
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                   COMPTON PETROLEUM OFFERING OF COMMON SHARES

For Immediate Release                                           February 2, 2005
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             NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
                    OR FOR DISSEMINATION IN THE UNITED STATES

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CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (TSX - CMT) today announced it has entered into an agreement for a marketed underwritten common shares offering of up to $75 million.

Compton has entered into the agreement with a syndicate of investment dealers, led by Tristone Capital Inc. and including GMP Securities Ltd., FirstEnergy Capital Corp., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Orion Securities Inc., Raymond James Ltd., Scotia Capital Inc. and Salman Partners Inc. for the issuance of up to $75 million of common stock in the capital of the Company. In this regard, Compton has filed a preliminary short form prospectus with the appropriate securities regulatory authorities in each Province of Canada. Upon obtaining receipt for the preliminary short form prospectus, the Company will commence a marketing program expected to end on or about Monday, February 14, 2005, subsequent to which the Company intends to price the issue, enter into an underwriting agreement with its syndicate of investment dealers and file a final prospectus. The issue is expected to close on or about Friday, February 18, 2005. Compton will suspend its normal course issuer bid commenced on March 10, 2004 to purchase up to 5,800,000 common shares through the facilities of the Toronto Stock Exchange. Such bid has been suspended by Compton due to this issuance of common shares.

Proceeds from the issue will be used to fund budgeted capital expenditures in excess of projected internally generated cash flow from operations for the first half of 2005.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding the expected dates of issuance, marketing and closing of the common equity issuance. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.


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CORPORATE  INFORMATION

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange (TSX) under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

The securities to be offered will not be registered under the United States Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

For Further Information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O., Norman G. Knecht, V.P. Finance & C.F.O., or Corinna M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com    Email: investorinfo@comptonpetroleum.com